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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
PROCESSING
RECEIVED
SEP 1 2 2007
WASH, D.C.
200
SECTION

For the month of **September 2007**.

Commission File Number **0-26448**

**DESWELL INDUSTRIES, INC.**
(Translation of registrant's name into English)



**17B, Edificio Comercial Rodrigues**
**599 Avenida da Praia Grande, Macao**
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
______________.



DESWELL
DESWELL INDUSTRIES, INC.

# annual report 2007

s[illegible]ing ahead

# FINANCIAL HIGHLIGHTS

**AS WE LOOK AHEAD, THE COMPANY REMAINS KEENLY FOCUSED ON BUILDING UPON ITS SUCCESS BY OFFERING THE HIGHEST QUALITY SERVICES TO CUSTOMERS AROUND THE WORLD.**

Net sales

136.8

Year ended
March 31, 2007

Net income

12.2
millions
Year ended
March 31, 2007

Basic net income per share

0.81
dollars
Year ended
March 31, 2007

**DESWELL'S WORKING CAPITAL REQUIREMENTS ARE EXPECTED TO INCREASE IN LINE WITH GROWTH IN ITS BUSINESS.**

# TOTAL ASSETS

(millions $)



26.6
40.9
59.1
64.3
71.8
83.5
94.7
106.2
113.5
137.0
131.0
141.2
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007


March, 31

# BUSINESS OVERVIEW



**A GOOD PART OF THE GROWTH IN DESWELL CAN BE ATTRIBUTED TO THE EFFORTS IN EXPANDING ITS CUSTOMER BASE AND PRODUCT MIX, AND REFOCUSING ON HIGHER-MARGIN PRODUCTS.**

Deswell Industries, Inc. has been operational now for twenty years, and has been listed on the Nasdaq board for the last twelve. Over that period it has established a global reputation for itself as a quality OEM manufacturer of injection-molded plastic parts and components. Over time, it has further diversified its business by moving into the manufacture of electronics products and subassemblies and of metallic molds and accessory parts, and by engaging in the distribution of audio equipment in China.



Deswell has kept itself at the forefront of the plastic injection molding industry by investing strategically in new and state-of-the-art premises and equipment over the past five years. In particular, it has built and brought into operation a superb new plastic injection molding factory in Dongguan, ideally sited for access both to stable supplies of raw materials and to efficient international logistics and export facilities. The Company produces a wide range of parts and components made using plastic injection technologies such as film injection, integrated injection and insert injection. The Company's plastic injection parts are used in both consumer and industrial products such as cases and key tops for personal organizers; cases for flashlights, telephones, paging machines, projectors and alarm clocks; grips and rods for fishing tackle; toner cartridges and cases for photocopy machines and printers; parts for electrical products such as air-conditioning units and ventilators; parts for audio equipment; double injection caps and baby products; laser key caps; and automobile components.

The Company's electronics and metallics facility is sited in Cheung On, Dongguan, and produces complex printed circuit board assemblies using surface mount ("SMT"), ball grip assembly ("BGA") and pin-through-hole ("PTH") interconnection technologies. Its range of finished products includes business communication products such as digital system keysets, and IP phones, and sophisticated professional audio equipment such as digital audio workstations, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers; and surveillance products such as CCTV matrix switcher/controllers. The facility also manufactures metal products such as metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, and automatic teller machines.

At the end of the 2007 fiscal year, Deswell employed around 6,035 skilled staff members across its various manufacturing operations. The Company's products are produced on an OEM and contract basis and are shipped to customers at destinations throughout Asia, North America and Europe.

Now that the bulk of the Company's **1,070,000** square feet Dongguan plastics manufacturing plant is operational, the Company is satisfied with its current levels of capacity.

The two factors that most impacted on Deswell's performance in the year under review were continued appreciation of the Chinese renminbi and rising labor rates. The renminbi has been gradually gaining in value against the US dollar for some time now, and in the year under review this amounted to an appreciation averaging 3.8%. By August 2007 it had continued to appreciate, having risen by 5.8% in total. As most of the Company's overheads are settled in renminbi and more and more raw materials are sourced locally in the currency as well, the strengthening currency has effectively created a rise in overhead and materials costs. At the same time, the cost of employing good quality labor in Guangdong has risen considerably in the past year. In the year under review, labor costs rose for the Company by an average of around 14%. However, the Company also felt the impact of the closure of one of its PRC subsidiaries during the year. The closure involved paying severance pay to a number of experienced staff, and this payment increased the Company's labor costs on a one-off basis to 40.5%. In Deswell's electronics division, meanwhile, scarcity of skilled labor pushed up the cost of labor for the year by 32%.

Despite the pressure of such external factors as currency appreciation and rising labor costs, Deswell's plastics division and electronics and metallics division each achieved positive sales growth during the year, of 23% and 15% respectively. A good part of this growth can be attributed to the Company's efforts in expanding its customer base and product mix, and refocusing on higher-margin products.

In the plastics division, this involved taking advantage of the Company's new state-of-the-art Dongguan facility by moving away from lower-margin assembly orders, and instead stressing Deswell's ability to produce complex and higher-margin products to very competitive quality standards. Overall, the Company achieved a 23.1% growth in the volume of its plastic sales, and at the same time was able to improve its profit margin from the previous year's 27.5% of net sales to 31.9% of net sales.

Meanwhile, positive sales growth in the Company's electronics division were partly driven by strategic expansion of its OEM services for manufacturers of high-end professional audio equipment. Momentum for this side of the division's business remains strong, driven by the increasing reputation that the Company has gained for the quality and reliability of its audio products. At the same time, the Company was successful in attracting several new customers during the year, whose orders gave an additional boost to the sales of the electronics division.


CHINA
CHANG AN
HOUJIE
Corporate and Trading Office
Matellic Manufacturing Plants
Plastic Manufacturing Plants
SHENZHEN
HONG KONG
MACAU

The Company continues to operate according to conservative financial strategies: it also maintains its policy of avoiding debt and its commitment to redistributing profits to shareholders. Most of its operations are financed with funds from its operating activities, which means there is little need for external financing. Its current cash reserves amount to $24.5 million [2006: $25.4 million], and as at March 31 2007 it had no long- or short-term borrowings.

Now that the bulk of the Company's 1,070,000 square feet Dongguan plastics manufacturing plant is operational, the Company is satisfied with its current levels of capacity. Phase IV of the project, consisting of an extra two dormitory units and two other buildings, will be launched as and when further capacity is needed and resources become available.

Deswell turned in a good performance in 2006-07, controlling costs despite exchange rate changes and higher labor expenses, and managing to increase both sales and profit margins. What is more, it identified new opportunities for growth over the year and won new customers, in the process developing a momentum that shows no signs of weakening. Backed by a fine new plastic injection molding facility in Dongguan which is also being used to boost capacity of the Company's electronics production, Deswell is in a strong position when it comes to going forward in the coming year. In particular, its high levels of technology and its ability to innovate and specialize give it a strong advantage in a competitive marketplace. Its ability to control overheads and running costs effectively is an excellent skill for countering the kinds of unavoidable external factors that can impede a company's progress, such as labor costs, exchange rates and increasingly stringent national regulations governing manufacturing and export operations in China. With the global economy continuing to look robust, Deswell is confident that it can build on its achievements of the past year to bring shareholders the best returns possible in the coming year.

# MESSAGE TO SHAREHOLDERS

**Dear Shareholders,**

It is with great pleasure that I write to you for the first time as the new Chief Executive Officer of Deswell Industries, Inc. When I took up this role in February 2007, it was very clear to me that Deswell was uniquely positioned to create long-term shareholder value. The Company enjoys state-of-the-art facilities, a richly experienced management team, an enviable customer base, and strong cash flow. And while I have been busy assessing the Company since I arrived, I am not new to Deswell. From 2001 to 2005 I was Director of Marketing at Jetcrown, the Company's plastics division. Based on that experience, I was honored to be asked back as CEO. It is important to note too that Richard Lau, one of Deswell's founders and the previous CEO, who many of you know personally, will remain Chairman of the Board, and is continuing to lend the Company his remarkable experience and business acumen.

The Company made tremendous progress during the year ended March 31, 2007, with revenues at both its plastics and electronics and metals divisions increasing by 23% and 15% respectively. This growth was spurred by a combination of orders from both existing and new customers. On the plastics side, we ramped up manufacturing for a well-known video games manufacturer, and also saw very strong sales to one of our telecommunications customers. On the electronics side of the business, our Kwanasia subsidiary has grown to become a premier manufacturer of audio equipment. This reputation, gained over the past 10 years, has helped us attract a variety of marques from prestigious customers who are driving our growth.

Operating income increased 43.4% to $13.7 million, compared to $9.6 million for the year ended March 31, 2006, and net income increased 38.6% to $12.2 million, compared to $8.8 million in the previous year. Diluted net income per share increased to $0.81, compared to $0.59 for the previous year.

The Company's balance sheet is very strong, with cash and cash equivalents on March 31, 2007 totaling $24.5 million, working capital totaling $58.7 million, and no long-term or short-term borrowings. We paid a cash dividend of $0.68 per share for the year ended March 31, 2007.

While we are very proud of these results, it should be noted that they have been achieved despite certain broader economic forces which have placed negative pressure on margins, and which have accelerated in the fourth quarter and first quarter of Fiscal 2008. Quite simply, it is getting more expensive to do business in China. The country remains a very attractive manufacturing center, but the hurdles to us obtaining historic margin levels are becoming higher as we head into Fiscal 2008. First, labor rates in China are increasing. The labor pool in China is large and overall rates remain low as a percentage of sales, but double digit increases in wage levels are having a material impact on our profits. In addition, we have seen ongoing appreciation of the Chinese renminbi currency throughout the year, and we face higher taxes heading into Fiscal 2008 as the Chinese government reduces certain tax rebates for exporting companies.



We slightly offset these increases by closing our original Shenzhen plastics facility in the third quarter. Despite some one-time costs associated with this closure, we achieved savings as a result of shifting manufacturing to our new factory further inland. We also redoubled our efforts to drive costs down so as to maximize profitability. For example, capacity utilization at our electronics division was running at over 95% at fiscal year end. We leveraged available space at our plastics factory by adding some electronics manufacturing lines there, which had the added benefit of creating additional synergies between the two divisions.

In August 2007 we purchased a 100 percent stake in our electronics and metals subsidiary. This division has performed exceptionally well over the years and has seen dramatic revenue growth as it has gained renown as a premier manufacturer of audio equipment. By owning the division in its entirety, we will be in a position to increase our focus on resource-sharing across the plastics and electronics divisions, and capture more of the division's profits for our shareholders. We see Kwanasia is an integral part of Deswell, and one which will become even more important in the future.

Ultimately, we believe the best way to maximize profitability for shareholders is to continue to enhance our capabilities so that we can provide customers with higher margin products. For example, at our plastics division we are in the process of installing a new, state-of-the-art clean room that will have one of the highest quality standards in the industry. During the first quarter of 2008, we announced the planned enhancement of our research and development department, which will enable Deswell to design and develop new products on behalf of customers, in addition to simply manufacturing external designs. While this is a new initiative and will take time to have a positive impact, success in designing products offers opportunities for good margins, and will help us build even stronger relationships with our customers.

In closing, Fiscal 2007 was a strong year for Deswell. As we look ahead, the Company remains keenly focused on building upon its success by offering the highest quality services to customers around the world. We are dedicated to working hard and smart to grow the business and achieve optimum value for shareholders. I would like to thank our employees, customers and shareholders for their support, and look forward to a successful and prosperous Fiscal 2008 and beyond.

Sincerely,



Franki S.F. Tse
Chief Executive Officer

# NEW PLANT



## New Plant in Dongguan

| Construction | Buildings | Total Area (square feet) | Status |
|---|---|---|---|
| Phase I | 4 blocks of factory building | 466,000 | On operation |
| Completed | 1 block of amenity center | 91,000 | On operation |
| | 1 block of dormitory | 116,000 | On operation |
| Phase II | 2 blocks of factory building | 227,000 | On operation |
| Completed | 1 block of dormitory | 126,000 | On operation |
| | 1 block of dormitory | 44,000 | On operation |
| | 1 block of dormitory | 46,000 | On operation |
| Phase III | 1 block of office building | 133,000 | On operation |
| Completed | 1 block of factory building | 293,000 | On operation |
| | 1 block of factory building | 84,000 | On operation |
| | 1 block of dormitory | 120,000 | On operation |
| Phase IV | 2 blocks of factory building | Progress depends on financial situation and | |
| (To be Built) | 2 blocks of dormitory | future operating results of the Company | |

To give a brief historical sketch: by the end of the 2004 fiscal year, Deswell had completed building the first two phases of this new plant and output had begun, which has been steady ever since. The first two phases provided around 700,000 square feet of production space, as well as more than 420,000 square feet of dormitories and amenities for employees, all situated on a total of 1.3 million square feet of leased land.

Once Phases I and II had been completed, the Company was ready to move forward with Phase III. The first part of the Phase III blueprint involved the building of a further 377,000 square feet of manufacturing space and an extra 120,000 square feet of dormitories and other employee facilities. Construction went smoothly and these buildings and facilities were completed and operational by 2005. The remaining part of Phase III, namely the construction of an additional 133,000 square feet of office buildings, was completed in early 2006 and occupied in September of the same year. With Phase III now completed, Company boasts an exceptional production site. Within the region it operates one of the most advanced and well-equipped facilities in the industry, with the added advantage that its Pearl River Delta location provides strategic and logistical advantages that offer a real competitive advantage when it comes to turnaround times and delivery speeds.

In the year under review, Deswell spent around $10 million in fitting out the Dongguan plant with the latest equipment and machinery. That spending brought to approximately $58 million the amount that the Company has invested in this plant since development first began four and a half years ago, money that has been spent on plant construction, infrastructure development and investment in machinery and equipment. The result has been a superb modern production facility that not only gives the Company a significant competitive edge in the industry, but also symbolically represents its confidence and pride in the future of its plastics operations.

In its overall blueprint for the Dongguan plant, the Company envisages a final Phase IV of development that will provide a further two blocks of factory buildings and two further sets of dormitory facilities. This Phase will be inaugurated in line with industry demand and the Company's financial situation over the next few years.

# OPERATIONS REVIEW

## DESWELL ENJOYED A GOOD FISCAL 2007, WITH PROMISING GROWTH IN ITS ELECTRONICS PRODUCTS AND ASSEMBLIES DIVISION AND SOLID ACHIEVEMENTS FROM WITHIN ITS CORE PLASTIC INJECTION MOLDING BUSINESS.

These positive results were however achieved in the face of considerable pressure from rising staff and labor costs, along with the effects of a continuously rising renminbi and higher taxation. Gains and economies were however began to made with the closure, in the last quarter of 2007, of the Company's Shenzhen facility.

*Despite these external pressures, Deswell has moved significantly forward over the past year in* terms of its expansion and investment goals. In particular, during the year under review the Company completed and put into full operation the Phase III development of its Dongguan plastic injection molding facility. In addition, it has continued to invest in new and advanced equipment and machinery for this new plant. In both its plastics and electronics divisions, the Company has also been active in tracking market trends and adjusting its customer mix to maximize its profit margins and stimulate future growth.

# PLASTIC INJECTION MOLDING

Deswell's plastic injection molding division continued as its primary business operation, contributing 43.5% of total sales for the year ended March 31 2007 (2006: 41.9%, 2005: 47.5%). Sales for this segment increased by 23.1% over the previous year, mainly as the result of big increases in orders from some existing customers along with a number of substantial orders from new customers. Overall, this positive growth in sales came about because the Company was able to adjust its customer mix across the year: this shift can be seen in the fact that the bulk of the new orders for the plastics segment were for plastic parts for electronic games and entertainment products, and similar higher-end orders.



As a result of the changes described above, the plastics segment saw an improved gross profit margin for the year, with the gross profit margin rising to 31.9% of net sales by comparison with 27.5% for the previous year. In fact, over the year the Company was able to decrease its lower-margin assembly sales by around 36%, replacing many of these with higher margin orders. The plastics division did face challenges from a more than 40% increase in labor costs (mainly due to severance money payable on the closure of one of the Company's PRC subsidiaries) and an average 14% increase in labor rates over the previous year. However, tight controls of factory overheads helped to offset these costs and allow the improved profit margins to make an impact.

As part of the Company's long-term strategy to enhance its capabilities and provide higher-margin products to customers, in 2007 it began the process of installing a new state-of-the-art clean room at its plastics division. On completion the clean room will have one of the highest quality standards in the industry, and will significantly boost the Company's capacity to manufacture complex and sophisticated plastic parts, components and casings.


talk
flash
end
2abc

In 2007, $2.2 million worth of machinery and equipment has been installed at the Dongguan plant.



**Mold Design and Production**

As part of its commitment to creating complex molds for clients in a wide range of different sizes to suit their specific needs, Deswell uses the best available tooling software, which is applied in a number of different mold-making machines such as the Company's advanced Makino tooling machines, numerical control (NC) and graphite computer numerical control (CNC) milling machines, vertical machining centers, and electrical discharge machines (EDMs). As at March 31 2007, Deswell was operating a total of 30 EDMs, 32 CNC milling machines, and 83 NC milling machines. The molds that are created from this range of machinery weigh between 110 and 17,600 pounds, and cost from as little as $2,000 to as much as $200,000. In the year under review, the Company maintained a regular output of molds over the year, averaging between 50 and 100 different molds each month.

**Export Molds**

Deswell's Export Mold Division was first set up in 2005, and in the year under review this division began to generate revenues for the Company. As its name suggests, this division deals exclusively in the manufacture of large-scale molds for direct shipping to overseas customers. These molds are not used by Deswell to produce plastic parts at its own facilities.





**Plastic Injection**

During the year ended March 31 2007 year, the construction and interior fit-out of Phase III of Deswell's new Dongguan plant was completed. In the same period, the Company boosted the production capabilities of the Dongguan plant by purchasing and installing approximately $2.2 million worth of machinery and equipment. This equipment includes 83 sets of injection molding machines with clamping forces of between 86 and 1,300 tons, brought in to replace 69 older sets of injection molding machines together with two sets of old EDMs and three sets of old NC milling machines. As at March 31 2007, then, the Company was operating 397 sets of injection molding machines having clamping forces of between 50 and 1,600 tons, the majority of which are in the 88 to 268 ton range. Included amongst them are 18 double-injection molding machines, which can simultaneously inject two differently colored plastics into a mold, and which are used for producing brand labels, key caps, and buttons for telecommunications products.

Phases I, II and III of the new Dongguan plant are now almost fully operational, and as a result the Company's plastics operations now utilize over 1,070,000 square feet of manufacturing space along with 133,000 square feet of office space. Phase III had a total of $10 million allocated towards it, and as at March 31 2007, the Company had spent an aggregate total of $6.9 million on construction and $1.6 million on furnishing.

# ELECTRONIC PRODUCTS AND ASSEMBLIES

Deswell's electronics and metallics production is based at the Company's long term leased facilities in Cheung On, Dongguan, and occupies 400,000 square feet of factory and dormitory buildings and 240,000 square feet of land. For the year ended March 31, 2007, this division accounted for 53.4% of the Company's total sales [54.5% of 2006 and 48.1% of 2005].

The electronics division turned in a good performance in fiscal 2007, achieving a 15.4% growth in sales by comparison with 2006. As with the growth in Deswell's plastics division, this strong performance came about due to careful attention being given over the year to adjusting and improving the Company's customer mix. Indeed, in the fourth quarter of 2007 revenues from this division soared by 37.0% over the corresponding quarter in the previous year. However, profit margins were affected by rising materials costs, ongoing appreciation of the renminbi, and a significant rise in labor costs which amounted to a 32% rise in the labor rate.

In particular, the Company paid a lot of attention over the year to strengthening its relationships with several high-end consumer audio companies. That work paid off with significantly improved sales, and the momentum is continuing as Deswell gains a reputation for the quality of components such as its professional mixing boards and amplifiers. Indeed, such is the current level of demand for the Company's electronics products that capacity utilization is currently running at over 95% at Deswell's electronics division. To ease some of that pressure, the Company plans to add some electronics manufacturing production lines to its plastics facility. This move will also, it is hoped, stimulate and encourage further synergies between the two divisions.

The professional audio equipment manufactured by Deswell includes digital audio workstations, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers. Besides these, though, the Company's electronics division produces a range of business communication equipment such as digital system keysets and IP phones, as well as surveillance products that include CCTV matrix switchers/controllers.




PUSH

### Metal Parts Manufacturing

Deswell's metal parts operation manufactures metallic molds and metal accessory parts for use in audio equipment, telephones, copying machines, racks for routers, pay-phones and automatic teller machines. Sales by this division for the 2007 fiscal year were steady at 1.9% of Deswell's total sales, dipping slightly from the comparable figure from the previous year (2006: 2.1%; 2005: 4.4%).

### Distribution Business

The Company has been distributing audio equipment in China since January 2005, initially on a relatively small scale. In the year under review, this division consolidated its networks and concentrated on establishing a reputation for quality and reliability which should see it gradually increase its distribution networks and revenues in coming years.

### Quality Control

The Company implements comprehensive testing and checking procedures across all its business segments to ensure that product defects are minimized. These include hourly checks on machines and molds, inspections of all incoming components, checks on work in process, and quality assurance inspections conducted before shipping. In addition, the Company's regular upgrading of equipment has helped keep scrap rates low. For the three years ended March 31, 2007, aggregate returns from all segments of Deswell's business operations have represented less than 3% of total net sales.

Deswell has obtained ISO accreditation for a number of its activities. Its electronics and metallics manufacturing plant obtained ISO14001 certification for environmental management standards in early 2006, while its Dongguan plastic injection manufacturing plant gained the same accreditation in 2004. Deswell has also held ISO9001 certification since 1995 for both its plastic and electronic products manufacturing operations, and ISO9002 certification since 2000 for its metal manufacturing operation.



As we declared as RoHS compliance, all our production operators have been well trained as well as equipments including the wave soldering machines fully converted to be lead-free processing.

In July 2006 the Company successfully achieved ISO/TS 16949 Certification for its plastic injection molding manufacturing plant. ISO/TS 16949 is an ISO Technical Specification which aligns existing American (QS9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry, and is accepted as an equivalent to these national standards. Together with ISO 9001-2000, ISO/TS 16949 specifies the quality system requirements for the design and development, production, installation and servicing of automotive-related products. ISO/TS 16949 is an optional certification that does away with the need for multiple certifications, and is valuable for manufacturers like Deswell that supply automotive components to many different international markets.

**Raw Materials, Component Part and Suppliers**

The chief raw materials used by the Company's plastics segment are various plastic resins, obtained from regional suppliers on the basis of price competitiveness. In the year under review, the price of resin remained high and affected profits from Deswell's plastics division. However, due to cost initiatives and careful planning, the Company was able to slightly lower the impact of raw materials costs by comparison with previous years. In the 2007 fiscal year, the cost of plastic resin averaged 51% of the cost of plastic products sold (2006: 53% and 2005: 58%), and as a percentage of the total cost of goods sold in the same year it averaged 20% (2006: 21% and 2005: 24%). The Company used over 13,406,000 pounds of plastic resin in the year ended March 31, 2007, up from the 10,600,000 pounds it used in fiscal 2006. Apart from this, the Company also buys component parts and supplies for its electronics business, and small amounts of raw metal for manufacturing metallic molds and parts.

**Customers and Marketing**

The Company's customers are largely made up of OEMs and contract manufacturers, and are situated across Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, United Kingdom, France and Italy). Net sales as a percentage of total sales to customers by geographic area (based on customer shipping destinations) over the past three years are as follows:



| Geographic Areas | 2005 | 2006 | 2007 |
|---|---|---|---|
| ○ United States | 40.5% | 49.0% | 42.4% |
| ● China | 44.8% | 37.5% | 39.2% |
| ● Europe | 10.9% | 7.0% | 11.2% |
| ● Hong Kong | 0.8% | 3.0% | 3.4% |
| ○ Others | 3.0% | 3.5% | 3.8% |
| Total | 100.0% | 100.0% | 100.0% |

**Capital Expenditures**

Principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2007 are as follows:

| | 2005 | 2006 | 2007 |
|---|---|---|---|
| Purchase of property, plant and equipment | $17,003,000 | $6,940,000 | $7,812,000 |
| Proceeds from the sale of property, plant and equipment | $36,000 | $50,000 | $3,232,000 |

In the past year, the Company has principally conducted capital expenditure for the ongoing construction and fit-out of the new Dongguan plastic injection molding plant, together with purchase of new plastic injection molding machinery.

As at March 31, 2007, Deswell had spent an aggregate of around $58 million on construction of each of Phases I, II and III of its Dongguan plastic injection molding plant, as well as on expanding the Company's injection molding capacity by acquiring additional injection molding machinery and related equipment. Deswell has historically maintained a strong cash position, and has been able to finance most of its capital expenditure from internally generated funds.

# FINANCIAL REVIEW

## Year ended March 31, 2007 Compared to Year Ended March 31, 2006

***Net Sales*** – Deswell achieved net sales of $136,779,000 for the year ended March 31, 2007, an increase of $21,503,000 or 18.7% as compared to the year ended March 31, 2006. Sales during the year to the Company's fours largest customers, namely Line 6 Manufacturing ("Line 6"), Digidesign Inc. ("Digidesign"), VTech Telecommunications Limited ("VTech"), and Peavey Electronics Corp. ("Peavey"), represented approximately 51.5% of Deswell's net sales for the year.

This increase in total sales was the direct result of increases in sales by the Company's plastics and electronics and metallics segments of $11,161,000 and $10,342,000 respectively. These figures represent increases of 23.1% and 15.4% over net sales from these segments in fiscal 2006.

Revenue from Deswell's plastics segment during fiscal 2007 amounted to $59,737,000, a figure which includes $150,000 of intersegment revenue. This compares to revenue from this segment of $50,581,000 during fiscal 2006, which included $1,152,000 of intersegment revenue. The increase in revenue from the Company's plastics segment primarily resulted from an increase in orders from one telecommunications customer of $7,991,000 and from other existing customers of $3,988,000; and from orders from new customers of $9,125,000 during fiscal 2007. Together, the aggregate of these increases and additions from new customers offset a decrease in orders from existing customers of $9,943,000. In summary, the net increase resulted from a change in customer mix as compared with fiscal 2006.

Revenue from the Company's electronics and metallics segment amounted to $83,280,000 during fiscal 2007, which included $2,969,000 of intersegment sales of electronic products. This compares to revenue from this segment of $70,851,000 for fiscal 2006, which included $1,926,000 of intersegment sales of electronic products. The revenue increase from the Company's electronics and metallics segment was principally due to an increase in orders for electronic products from both existing and new customers of $11,262,000 and $2,185,000 respectively, offsetting a decrease in orders from existing customers of $2,462,000 in electronic sales, $638,000 in metallic sales, and $5,000 in distribution sales. The net increase was the result of a change in products and customer mix during fiscal 2007 as compared with fiscal 2006. The increase in OEM product sales arose mainly from higher sales of professional audio equipment products.

***Gross Profit*** - The Company's gross profit for the year ended March 31, 2007 was $31,273,000, representing a gross profit margin of 22.9%. This compares with an overall gross profit and gross profit margin of $25,426,000 and 22.1% for the year ended March 31, 2006.

Gross profit in the plastics segment increased by $5,647,000 to $18,937,000, or 31.9% of net sales, for the year ended March 31, 2007, compared to $13,290,000, or 27.5% of net sales, for the year ended March 31, 2006. The improved gross margin was mainly attributable to a change in customer and product mix, with lower margin assembly sales decreased by approximately 36% and higher margin orders increased during the year, along with continued tight controls over factory overheads. The improved gross profit margin was achieved despite a 40.5% increase in labor costs as a result of approximately $1,005,000 in severance expenses paid upon the closure of the Company's Shenzhen plastic plant during the year ended March 31, 2007, and an average 14% increase in the labor rate as compared with fiscal 2006.

Gross profit in the electronics and metallics segment increased by $200,000 to $12,336,000, or 15.9% of net sales, for the year ended March 31, 2007, compared to $12,136,000, or 18.1%of net sales, for fiscal 2006. This was mainly attributable to a change in customer and product mix, increased materials pricing pressure on some electronic materials, an approximately 32% increase in labor rates, and an average of 3.8% appreciation in the Chinese renminbi during fiscal 2007. Most of the Company's direct overheads, and increasing amounts of locally-sourced materials, are paid for in renminbi.

***Selling, General and Administrative Expenses*** – SG&A expenses for the year ended March 31, 2007 were $18,957,000, amounting to 13.9% of total net sales, as compared to $15,052,000 or 13.1% of total net sales for the year ended March 31, 2006. SG&A expenses for the plastics segment increased by $1,795,000 or 21.1% to $10,317,000, or 17.4% of net sales, for the year ended March 31, 2007, compared to $8,522,000, or 12.7% of net sales, for the previous year. The increase was primarily related to stock-based compensation charges of $820,000, an increase in management remuneration of $402,000, and approximately $388,000 in severance expenses paid upon the closure of one of the Company's plastic manufacturing facilities during fiscal 2007. To this can be added an increase in selling expenses of $140,000 and in depreciation expenses of $162,000, as a result of an increase in sales activities and of investment in machinery during the year ended March 31, 2007.

SG&A expenses in the electronics and metallics segment increased by $2,110,000 or 32.3% to $8,640,000 or 11.2% of net sales for the year ended March 31, 2007, compared to $6,530,000 or 9.7% of net sales for fiscal 2006. The increase was primarily related to increases in salary expenses and staff welfare expenses of $1,265,000 and $61,000 respectively, as a result of increases in both staff rates and headcounts in various departments. Moreover, selling logistics expenses increased by $438,000 and other general expenses increased by $338,000 during the year, as a result of an increase in sales activities as compared with the previous year.

***Other operating income*** - Other operating income amounted to $1,376,000 for the year ended March 31, 2007, an increase of $2,199,000 as compared with other operating expenses of $823,000 incurred for the year ended March 31, 2006.

On a segment basis, other operating income attributable to the plastics segment increased by $2,140,000 to $1,484,000 in the year ended March 31, 2007, by comparison with other operating expenses of $656,000 incurred for the year ended March 31, 2006. The increase was primarily attributable to an exchange transaction adjustment of $1,166,000 relating to a subsidiary having non-United States dollar functional currencies; and a decrease in provision for doubtful accounts receivable of $766,000, of which $970,000 was related to financial issues concerning a telecommunications customer stemming from a failed European product launch in the year ended March 31, 2006. This, together with a gain on disposal of fixed assets of $560,000, mainly resulting from the disposal of premises owned by the Company and used to house employees upon closure of plastic manufacturing facilities during fiscal 2007, offset a $173,000 tax refund received on the Company's reinvestment of certain retained earnings in one of its PRC subsidiaries, and an increase in other exchange losses of $163,000 as compared with fiscal 2006.

Other operating income attributable to the electronics & metallics segment increased by $60,000, resulting in operating expenses of $108,000 incurred in the year ended March 31, 2007, as compared to other expenses of $168,000 incurred for the year ended March 31, 2006. This increase was primarily due to an increase in gain on disposal of fixed assets of $128,000 and a decrease in bad debt write-off of $169,000 during the year ended March 31, 2007, offsetting an increase in allowance for doubtful receivables of $206,000.

***Operating Income*** - Operating income was $13,692,000 for the year ended March 31, 2007, an increase of $4,141,000, or 43.3%, as compared with fiscal 2006.

On a segment basis, the operating income of the plastics segment increased $5,992,000 to $10,104,000, or 17.0% of net sales, in the year ended March 31, 2007, compared to $4,112,000, or 8.5% of net sales, in fiscal 2006. The increase in operating income was attributable to an increase in gross profit and other operating income, which offset an increase in SG&A expenses, as described above.

The operating income of the electronics & metallics segment decreased $1,850,000 to $3,588,000 or 4.6% of net sales, in the year ended March 31, 2007, compared to $5,438,000, or 8.1% of net sales, in fiscal 2006. This decrease in operating income was attributable to an increase in SG&A expenses, which offset an increase in gross profit and a decrease in other operating expenses, as described above.

***Income Taxes*** – Income tax for the year ended March 31, 2007 was comprised of income tax expenses of $945,000 and realization of deferred income tax assets of $294,000, compared with income tax expenses of $267,000 and a deferred income tax credit of $294,000 in fiscal 2006.

On a segment basis, income tax relating to the plastics segment was comprised of income tax expenses of $472,000, realization of deferred income tax of $294,000, and a deferred tax provision of $321,000 for the year ended March 31, 2007, as compared with income tax expenses of $8,000 and a deferred income tax credit of $294,000 in fiscal 2006. The increase was primarily related to the realization of deferred income tax assets of $294,000; an under-provision of $253,000 for the taxable years 2004 and 2005, and a current year provision of $197,000 as a result of the reassessment by the PRC Tax Bureau of the first taxable years from 2004 to 2002 relating to a plastic manufacturing subsidiary during the year, and a deferred income tax provided of $321,000. The income tax expenses for the electronics & metallics segment decreased by $107,000, to $152,000 for the year ended March 31, 2007. This was mainly due to recognition of refundable income tax of $124,000 for the year ended March 31, 2007.

***Minority Interest*** - Minority interests relate to a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronics & metallics subsidiaries. In April 2005 the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated its marketing subsidiary, in which it held a 49% minority interest. The decrease in the dollar amount of minority interest to $833,000 for the year ended March 31, 2007, from $1,240,000 for fiscal 2006, reflected a decrease in operating income in the electronics and metallics subsidiaries during the year.

***Net Income*** - Net income was $12,167,000 for the year ended March 31, 2007, an increase of $3,388,000, or 38.6%, as compared to net income of $8,779,000 for the year ended March 31, 2006. Net income as a percentage of net sales increased from 7.6% to 8.9% for the year ended March 31, 2007. The increase in net income was mainly the result of an increase in operating income and a decrease in minority interest, which offset an increase in income tax expenses, as described above.

Net income for the plastics segment increased by $4,660,000 or 96.9% to $9,467,000 for the year ended March 31, 2007, compared to $4,807,000 for fiscal 2006. The increase in net income for the plastics segment was mainly the result of an increase in operating income, which offset an increase in income tax expenses, as described above.

Net income for the electronics & metallics segment decreased by $1,271,000, or 32.0%, to $2,701,000 for the year ended March 31, 2007, compared to $3,972,000 in fiscal 2006. The decrease in net income of the electronics & metallics segment was mainly the result of a decrease in operating income offsetting an increase in other income, and decreases in income tax expenses and in minority interest, as described above.

## Seasonality

The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2007 (in thousands):

| | Year ended March 31, 2005 | | | | 2006 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| Net sales | $28,788 | $31,924 | $36,185 | $28,693 | $30,075 | $29,046 | $29,972 | $26,183 | $31,689 | $35,715 | $39,002 | $30,373 |
| Gross profit | 8,318 | 8,461 | 9,402 | 7,337 | 7,640 | 6,209 | 6,561 | 5,016 | 8,446 | 8,865 | 8,754 | 5,208 |
| Operating income | 4,822 | 4,502 | 4,832 | 3,497 | 3,600 | 3,126 | 2,632 | 193 | 3,866 | 3,973 | 4,016 | 1,837 |
| Net income | 3,995 | 3,628 | 4,207 | 3,353 | 3,151 | 2,795 | 2,380 | 453 | 3,403 | 3,597 | 3,605 | 1,562 |

The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

## Exchange Rates

The Company sells most of its products and pays for most components in either Hong Kong dollars or U.S. dollars. Labor costs and overhead expenses of the Company are paid primarily in Hong Kong dollars and in RMB, respectively.

Since 1983, the exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government at approximately HK$7.80 to US$1.00 and accordingly Hong Kong Dollars have not, to date, represented a currency exchange risk in relation to U.S. dollars. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar. There can be no assurance that the Chinese government will continue to maintain the present currency exchange mechanism in Hong Kong, and if the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar were changed, this could result in material adverse affects on the Company's operations and its financial condition.

Until August 2005, exchange rate fluctuations between the RMB and the US dollar had not had a significant impact on the Company's operating results. In 1994, China adopted a floating currency system whereby the official exchange rate was equal to the market rate. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the US dollar and remained relatively stable. During the fiscal years ended March 31, 2004 and March 31, 2005, the average exchange rate was 8.28 Yuan to US$1.00. On July 21, 2005, the People's Bank of China adjusted the exchange rate of the RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously resetting the exchange rate of the RMB to the U.S. dollar, from 1:8.27 to a narrow band of around 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollar. The four main currencies in the basket to which the RMB was linked in July 2005 were the US dollar, the euro, the Japanese yen and the Korean won.

The exchange rate of the RMB to the U.S. dollar has further appreciated since August 2005, standing at 1:7.61 as at June 30, 2007. As a consequence, and in addition to increases in plastic resin and labor costs, in the year ended March 31, 2007 Deswell's operating costs increased from the levels prior to the exchange rate adjustment. Since the Company has not been able to pass on to its customers most of these cost increases by increasing the prices of its products, Deswell's gross margins, operating income and net income have all been adversely affected to some extent.

The Company did not hedge its currency risk during the years ended March 31, 2005, March 31, 2006 and March 31, 2007, and at March 31, 2007 it had no open forward currency contracts. It continually reviews its hedging strategy, although there can be no assurance that hedging techniques implemented by the Company will be successful or will not result in changes to its operational results.

## Liquidity and Capital Resources

For the year ended March 31, 2007, net cash generated from operations totaled $15,807,000 (2006: $12,322,000), including net income of $12,167,000 (2006: $8,779,000) and depreciation and amortization of $5,274,000 (2006: $5,299,000). Accounts receivable increased by $2,745,000 over levels at March 31, 2006, primarily as a result of an increase in sales, which offset an increase in provision of doubtful account receivables of $260,000. Inventories increased by $7,650,000 over levels at March 31, 2006, primarily as a result of an increase in sales of electronic parts and a shortage in supplies of some materials used in the manufacture of these parts during the final quarter ended March 31, 2007, which delayed the Company's production and delivery schedule. Accounts payable increased by $4,979,000 over levels at March 31, 2006, primarily because of an increase in purchases of materials.

Net cash used in investing activities amounted to $4,580,000 and $6,890,000 for the years ended March 31, 2007 and March 31, 2006, respectively. Capital expenditure during these periods totaled $7,812,000 and $6,940,000 respectively. There were no acquisitions of marketable securities during either of these periods. Capital expenditure was primarily related to the construction of the Company's new Dongguan manufacturing plant, and the acquisition of plant and machinery for its production facilities in China.

Net cash used in financing activities for the years ended March 31, 2007 and March 31, 2006 amounted to $10,792,000 and $7,967,000 respectively. Net cash used in financing activities during the year ended March 31, 2007 was primarily to fund dividend payments to shareholders of $11,809,000, dividend payments to minority shareholders of subsidiaries of $582,000, the netting off of the proceeds of $950,000 from the exercise of stock options from directors and employees, and the release of restricted cash of $649,000.

Net cash used in financing activities during the year ended March 31, 2006 was primarily to fund dividend payments to shareholders of $7,311,000, dividend payments to minority shareholders of subsidiaries of $1,229,000, an increase in restricted cash of $391,000, and the netting off of the proceeds of $352,000 from the exercise of stock options from directors and employees.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was decreased from 8.25% to 7.75% during the year ended March 31, 2007.

At March 31, 2007, the Company had cash and cash equivalents of $24,549,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company's working capital requirements are expected to increase in line with growth in the Company's business.

As at March 31, 2007 the Company had capital commitments of $1,100,000 relating to construction of its Dongguan plastic injection-molding manufacturing plant, purchase of plant and machinery, and system improvements. It expects that internally generated funds will be sufficient to satisfy the Company's cash needs for at least the next 12 months. However, it may choose to obtain debt or equity financing if it is considered appropriate to accelerate the phase IV construction of the Dongguan plastic plant.

A summary of the Company's contractual obligations and commercial commitments as of March 31, 2007 is as follows:

| **Payments due by Period** (In thousands) | | | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | Year ending March 31, 2008 | Period from April 1, 2008 to March 31, 2010 | Period from April 1, 2010 to March 31, 2012 | Period after March 31, 2012 |
| Long-term bank borrowing | - | - | - | - | - |
| Capital (finance) lease obligations | - | - | - | - | - |
| Operating lease payments | 131 | 112 | 19 | - | - |
| Capital expenditures | 1,100 | 1,088 | 12 | - | - |
| Purchase obligations | 14,595 | 14,593 | 2 | - | - |
| Other long-term liabilities | - | - | - | - | - |
| Total | 15,826 | 15,793 | 33 | - | - |

# FIVE YEAR FINANCIAL SUMMARY

(in thousands except per share data)

**Income Statement Data**

| | Year ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 |
| Net sales | $90,905 | $97,195 | $125,590 | $115,276 | $136,779 |
| Cost of sales | 61,006 | 66,105 | 92,072 | 89,850 | 105,506 |
| Gross profit | 29,899 | 31,090 | 33,518 | 25,426 | 31,273 |
| Selling, general and administrative expenses | 15,354 | 14,718 | 15,759 | 15,052 | 18,957 |
| Other income (expenses), net | 496 | 90 | (106) | (823) | 1,376 |
| Operating income (4) | 15,041 | 16,462 | 17,653 | 9,551 | 13,692 |
| Interest expense | (6) | (16) | (12) | (6) | - |
| Non-operating income, net | 322 | 820 | 448 | 447 | 547 |
| Income before income taxes and minority interests | 15,357 | 17,266 | 18,089 | 9,992 | 14,239 |
| Income taxes | 3,826 | 589 | 576 | (27) | 1,239 |
| Income before minority interests | 11,531 | 16,677 | 17,513 | 10,019 | 13,000 |
| Minority interests | 1,288 | 1,957 | 2,330 | 1,240 | 833 |
| Net income | $10,243 | $14,720 | $15,183 | $8,779 | $12,167 |
| Other comprehensive income | | | | | |
| Foreign currency translation adjustment | - | - | - | 436 | 670 |
| Comprehensive income | 10,243 | 14,720 | 15,183 | 9,215 | 12,837 |
| Net income per share | | | | | |
| Basic: | | | | | |
| Net income per share(2)(3) | $0.79 | $1.08 | $1.04 | $0.59 | $0.81 |
| Weighted average common shares outstanding(2)(3) | 13,008 | 13,664 | 14,656 | 14,908 | 14,956 |
| Diluted: | | | | | |
| Net income per share(3) | $0.77 | $1.04 | $1.02 | $0.59 | $0.81 |
| Weighted average common and potential common shares(2)(3) | 13,278 | 14,160 | 14,933 | 14,936 | 15,048 |
| **Statistical Data** | | | | | |
| Gross margin | 32.9% | 32.0% | 26.7% | 22.1% | 22.9% |
| Operating margin(4) | 16.5% | 16.9% | 14.1% | 8.3% | 10.0% |
| Dividends per share(3) | $0.51 | $0.63 | $0.65 | $0.63 | $0.65 |

**Balance Sheet Data**

| | At March 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 |
| Working capital | $58,223 | $52,876 | $57,576 | $55,114 | $58,672 |
| Total assests | 106,172 | 113,534 | 136,976 | 130,670 | 141,210 |
| Long-term debt, less current portion | - | - | - | - | - |
| Total debt | - | - | - | - | - |
| Shareholders' equity | 81,846 | 89,730 | 104,767 | 106,768 | 111,655 |

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See "Financial Statements and Currency Presentation."

(2) Basic net income per share excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution from potential common shares.

(3) Share and per share amounts presented above have been adjusted to reflect the three-for-two stock splits effected in July 2002 and March 2005 (see Note 12 of Notes to Consolidated Financial Statements).

(4) Other operating income (expenses) are reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation. Comparative figures for the years ended March 31, 2003 to 2006 were reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income for the years ended March 31, 2003 to 2006.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Shareholders and the Board of Directors of Deswell Industries, Inc.**

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

**BDO McCabe Lo Limited**
Hong Kong, June 28, 2007

# FINANCIAL STATEMENTS

## Consolidated Balance Sheets

(U.S. dollars in thousands)

| | March 31, | |
|---|---|---|
| | 2006 | 2007 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $25,369 | $24,549 |
| Restricted cash (note 7) | 649 | - |
| Marketable securities (note 3) | 164 | 107 |
| Accounts receivable, less allowances for doubtful amounts of $970 and $1,230 at March 31, 2006 and 2007, respectively | 18,318 | 21,063 |
| Inventories (note 4) | 21,845 | 29,495 |
| Prepaid expenses and other current assets (note 5) | 5,035 | 4,999 |
| Income taxes receivable | - | 130 |
| Total current assets | 71,380 | 80,343 |
| Property, plant and equipment-net (note 6) | 58,286 | 60,157 |
| Deferred income tax assets (note 10) | 294 | - |
| Goodwill (note 8) | 710 | 710 |
| Total assets | $130,670 | $141,210 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $10,886 | $15,865 |
| Dividend payable | 2,089 | - |
| Accrued payroll and employee benefits | 1,415 | 2,746 |
| Customer deposits | 674 | 783 |
| Other accrued liabilities (note 9) | 1,018 | 1,506 |
| Income taxes payable | 184 | 450 |
| Deferred income tax liability (note 10) | - | 321 |
| Total current liabilities | 16,266 | 21,671 |
| Commitments and contingencies (note 11) | - | - |
| Minority interests | 7,636 | 7,884 |
| **Shareholders' equity:** | | |
| Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2006 - 14,923,730; March 31, 2007 - 15,038,730 (note 12) | 41,254 | 42,393 |
| Additional paid-in capital | 6,970 | 7,601 |
| Accumulated other comprehensive income | 436 | 1,106 |
| Retained earnings | 58,108 | 60,555 |
| Total shareholders' equity | 106,768 | 111,655 |
| Total liabilities and shareholders' equity | $130,670 | $141,210 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Income and Comprehensive Income

(U.S. dollars in thousands, except per share data)

| | Year ended March 31, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Net sales | $125,590 | $115,276 | $136,779 |
| Cost of sales | 92,072 | 89,850 | 105,506 |
| Gross profit | 33,518 | 25,426 | 31,273 |
| Selling, general and administrative expenses | 15,759 | 15,052 | 18,957 |
| Other income (expenses), net | (106) | (823) | 1,376 |
| Operating income (note 2) | 17,653 | 9,551 | 13,692 |
| Interest expense | (12) | (6) | - |
| Non-operating income, net | 448 | 447 | 547 |
| Income before income taxes and minority interests | 18,089 | 9,992 | 14,239 |
| Income taxes (note 10) | 576 | (27) | 1,239 |
| Income before minority interests | 17,513 | 10,019 | 13,000 |
| Minority interests | 2,330 | 1,240 | 833 |
| Net income | 15,183 | 8,779 | 12,167 |
| Other comprehensive income | | | |
| Foreign currency translation adjustment | - | 436 | 670 |
| Comprehensive income | $15,183 | $9,215 | $12,837 |
| Net income per share (note 2) | | | |
| Basic: | | | |
| Net income per share | $1.04 | $0.59 | $0.81 |
| Weighted average common shares outstanding (shares in thousands) | 14,656 | 14,908 | 14,956 |
| Diluted: | | | |
| Net income per share | $1.02 | $0.59 | $0.81 |
| Weighted average common and potential common shares (shares in thousands) | 14,933 | 14,936 | 15,048 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Shareholders' Equity

(U.S. dollars in thousands, except share and per share data)

| | Common stock | | Additional paid-in capital | Accumulated other comprehensive income | Retained earnings | Shareholders' equity |
|---|---|---|---|---|---|---|
| | Shares outstanding | Amount | | | | |
| Balance at March 31, 2004 | 13,723,627 | $29,980 | $6,970 | $ - | $52,780 | $89,730 |
| Exercise of stock options | 1,055,250 | 9,092 | - | - | - | 9,092 |
| Odd share redemption upon stock split | (147) | (4) | - | - | - | (4) |
| Net income | - | - | - | - | 15,183 | 15,183 |
| Dividends ($0.65 per share) | - | - | - | - | (9,234) | (9,234) |
| Balance at March 31, 2005 | 14,778,730 | 39,068 | 6,970 | - | 58,729 | 104,767 |
| Exercise of stock options | 25,000 | 352 | - | - | - | 352 |
| Issue of common stock for acquisition of additional interest in a subsidiary | 120,000 | 1,834 | - | - | - | 1,834 |
| Foreign currency translation adjustment | - | - | - | 436 | - | 436 |
| Net income | - | - | - | - | 8,779 | 8,779 |
| Dividends ($0.63 per share) | - | - | - | - | (9,400) | (9,400) |
| **Balance at March 31, 2006** | **14,923,730** | **41,254** | **6,970** | **436** | **58,108** | **106,768** |
| **Stock-based compensation** | **-** | **-** | **820** | **-** | **-** | **820** |
| **Exercise of stock options** | **115,000** | **1,139** | **(189)** | **-** | **-** | **950** |
| **Foreign currency translation adjustment** | **-** | **-** | **-** | **670** | **-** | **670** |
| **Net income** | **-** | **-** | **-** | **-** | **12,167** | **12,167** |
| **Dividends ($0.65 per share)** | **-** | **-** | **-** | **-** | **(9,720)** | **(9,720)** |
| **Balance at March 31, 2007** | **15,038,730** | **$42,393** | **$7,601** | **$1,106** | **$60,555** | **$111,655** |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

| | Year ended March 31, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Cash flows from operating activities | | | |
| Net income | $15,183 | $8,779 | $12,167 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 4,970 | 5,299 | 5,274 |
| Loss (gain) on sale of property, plant and equipment | 125 | 45 | (643) |
| Realized gain on disposal of other investments | (295) | - | - |
| Unrealized holding loss on marketable securities | 53 | 80 | 57 |
| Stock-based compensation | - | - | 820 |
| Minority interests | 2,330 | 1,215 | 833 |
| Deferred tax | (15) | (294) | 615 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (6,134) | 6,773 | (2,745) |
| Inventories | (4,962) | (709) | (7,650) |
| Prepaid expenses and other current assets | (1,809) | (274) | 36 |
| Income taxes receivable | 107 | 20 | (130) |
| Accounts payable | 5,281 | (5,563) | 4,979 |
| Accrued payroll and employee benefits | (246) | (605) | 1,331 |
| Customer deposits | 109 | (194) | 109 |
| Other accrued liabilities | 1,533 | (2,109) | 488 |
| Income taxes payable | 195 | (141) | 266 |
| Net cash provided by operating activities | 16,425 | 12,322 | 15,807 |
| Cash flows from investing activities | | | |
| Purchase of property, plant and equipment | (17,003) | (6,940) | (7,812) |
| Proceeds from sale of property, plant and equipment | 36 | 50 | 3,232 |
| Net cash used in investing activities | (16,967) | (6,890) | (4,580) |
| Cash flows from financing activities | | | |
| Dividends paid | (9,234) | (7,311) | (11,809) |
| Dividends paid to minority shareholders of a subsidiary | (756) | (1,229) | (582) |
| Exercise of stock options | 9,092 | 352 | 950 |
| Odd shares redemption | (4) | - | - |
| (Increase) decrease in restricted cash | (650) | 391 | 649 |
| Loan to minority shareholders of subsidiaries | (26) | (170) | - |
| Net cash used in financing activities | (1,578) | (7,967) | (10,792) |
| Effect of exchange rate changes | - | (169) | (1,255) |
| Net decrease in cash and cash equivalents | (2,120) | (2,704) | (820) |
| Cash and cash equivalents, beginning of year | 30,193 | 28,073 | 25,369 |
| Cash and cash equivalents, end of year | $28,073 | $25,369 | $24,549 |
| Supplementary disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $12 | $6 | $- |
| Income taxes | $289 | $387 | $487 |
| Supplementary disclosures of significant non-cash transactions: | | | |
| Issuance of common stock in connection with acquisition of additional 5% shareholding in a subsidiary | $ - | $1,834 | $- |
| Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary | $ - | $234 | $- |

See accompanying notes to consolidated financial statements.

(U.S dollars in thousands, except per share data)

## 1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities were moved to the Macau Special Administrative Region ("Macau") of China.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2007, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $67,066.

On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited ("Integrated"), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is higher than the fair value of net assets acquired by $232. The excess purchase price has been recorded on the balance sheet as goodwill.

## 2. Summary of Significant Accounting Policies

***Principles of consolidation*** - The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

***Goodwill*** - The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. Prior to April 1, 2002, goodwill was amortized to expense on a straight line basis over 20 years. On

April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets", which established new standards for goodwill acquired in a business combination, eliminates the amortization of goodwill and requires the carrying value of goodwill to be evaluated for impairment on an annual basis.

In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. The Company regularly conducted annual impairment evaluation and determined that there was no impairment in goodwill.

***Cash and cash equivalents*** - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

***Marketable securities*** - All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.

***Inventories*** - Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process.

***Prepaid expenses and other current assets*** - Prepaid expenses and other current assets consist principally of rental deposits, prepaid expenses and other miscellaneous receivables.

***Property, plant and equipment*** - Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

| | |
|---|---|
| Leasehold land and buildings | 40 - 50 years |
| Plant and machinery | 4 - 10 years |
| Furniture, fixtures and equipment | 4 - 5 years |
| Motor vehicles | 3 - 4 years |
| Leasehold improvements | the shorter of 5 years or the lease term |

***Valuation of long-lived assets*** - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

(U.S dollars in thousands, except per share data)

## 2. Summary of Significant Accounting Policies - continued

***Revenue recognition*** - Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectibility is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. Products returns to the Company were insignificant during past years.

***Comprehensive income*** - The comprehensive income of the Company for the year ended March 31, 2005 was represented by the net income of the year. Other comprehensive income for the years ended March 31, 2006 and 2007 represented foreign currency translation adjustments and were included in the consolidated statement of shareholders' equity.

***Allowance for doubtful account*** - The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.

***Reclassification of financial statements*** - Other operating income/(expenses) are reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation. Comparative figures for the year ended March 31, 2005 and 2006 were reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income for the years ended March 31, 2005, 2006 and 2007.

***Shipping and handling cost*** - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2005, 2006 and 2007, shipping and handling costs expensed to selling expenses were $549, $658 and $1,037, respectively.

***Income taxes*** - Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

***Foreign currency translation*** - The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rate of Hong Kong dollars has been fixed to the U.S. dollar at approximately HK$7.78 to $1.00 since April 2005. There is, however, no assurance that this rate will continue indefinitely.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

Aggregate net foreign currency transaction (losses) gain included in other income (expenses) were ($111), ($86) and $976 for the years ended March 31, 2005, 2006 and 2007, respectively.

On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese renminbi, being the functional currencies of the Company's subsidiaries, into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2005 was HK$7.75 to US$1.00 and 2006 and 2007 was HK$7.78 to US$1.00, respectively. The exchange rate between the Chinese renminbi and the U.S. dollar used for the three years ended March 31, 2005, 2006, and 2007 was RMB 8.29 to US$1.00, RMB8.09 to US$1.00 and RMB7.78 to US$1.00, respectively. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.

***Post-retirement and post-employment benefits*** - The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees and a mandatory provident fund scheme in respect of its Hong Kong employees. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.

***Stock-based compensation*** - Prior to March 31, 2006, as permitted under SFAS No. 123 "Accounting for Stock-Based Compensation", the Company accounted for its stock option plan following the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no stock-based compensation expense was reflected in the Company's income statement as all options granted had an exercise price equal to the market value on the underlying common share on the date of grant and the related number of shares granted was fixed at that point of time. And the pro forma effect on net income and net income per share assuming the compensation cost had been recognized in accordance with SFAS No.123 were disclosed.

In December 2004, the Financial Accounting Statements Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment". The statement revised SFAS No.123 by eliminating the option to account for employee stock options under APB No. 25 and requiring companies to recognize the cost of all stock-based payments to employees, including grants to employee stock options, in the income statement based on their fair values.

(U.S dollars in thousands, except per share data)

## 2. Summary of Significant Accounting Policies - continued

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No.123(R) using the modified prospective method. No pro forma financial information for the years ended March 31, 2005 and 2006 were disclosed as the Company had not granted any options to its employees during these years.

For the year ended March 31, 2007, the Company accounts for its stock-based awards to employees under SFAS No. 123(R) and records stock-based compensation expenses amounted to $820 in the income statement. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the year.

The fair value of options granted in the year ended March 31, 2007 was estimated using the Binomial option pricing model with the following assumptions:

| | 2007 |
|---|---|
| Risk-free interest rate – weighted average | 5.22% |
| Expected life of options – weighted average | 10 years |
| Stock volatility | 44.10% |
| Expected dividend yield | 4.75% |

The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

***Net income per share*** - Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

| | **Year ended March 31,** | | |
|---|---|---|---|
| | **2005** | **2006** | **2007** |
| Net income | $15,183 | $8,779 | $12,167 |
| Basic net income per share | $1.04 | $0.59 | $0.81 |
| Basic weighted average common shares outstanding | 14,656 | 14,908 | 14,956 |
| Effect of dilutive securities - options | 277 | 28 | 92 |
| Diluted weighted average common and potential common shares outstanding | 14,933 | 14,936 | 15,048 |
| Diluted net income per share | $1.02 | $0.59 | $0.81 |

*Use of estimates* - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Recent changes in accounting standards* – In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (" EITF 06-3"). EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The provisions of EITF 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006, with earlier adoption permitted. The Company's policy to record revenue is net of sales taxes. The adoption of EITF 06-3 does not have a material impact on its consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 does not have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.

(U.S dollars in thousands, except per share data)

## 2. Summary of Significant Accounting Policies - continued

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 is effective for fiscal years ending on or after November 15, 2006 and addresses how financial statement errors should be considered from a materiality perspective and corrected. The literature provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Historically there have been two common approaches used to quantify such errors: (i) the "rollover" approach, which quantifies the error as the amount by which the current year income statement is misstated, and (ii) the "iron curtain" approach, which quantifies the error as the cumulative amount by which the current year balance sheet is misstated. The SEC Staff believes that companies should quantify errors using both approaches and evaluate whether either of these approaches results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The adoption of SAB 108 does not have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS Statement No. 157. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements and is currently not yet in a position to determine such effects.

## 3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

| | March 31, | |
|---|---|---|
| | 2006 | 2007 |
| Cost | $297 | $297 |
| Market value | $164 | $107 |

Unrealized loss for the years ended March 31, 2005, 2006 and 2007 were $53, $80 and $57, respectively.

Net proceeds from sale of marketable securities for the year ended March 31, 2005, 2006 and 2007 were $nil, and realized gains from sale of marketable securities for the year ended March 31, 2005, 2006 and 2007 were $nil. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

## 4. Inventories

Inventories by major categories are summarized as follows:

| | March 31, | |
|---|---|---|
| | 2006 | 2007 |
| Raw materials | $8,782 | $13,267 |
| Work in progress | 6,932 | 10,227 |
| Finished goods | 6,131 | 6,001 |
| | $21,845 | $29,495 |

## 5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

| | March 31, | |
|---|---|---|
| | 2006 | 2007 |
| Value added tax receivable | $1,893 | $2,723 |
| Deposit for purchase of plant and equipment | 71 | 82 |
| Rental and utility deposit | 169 | 139 |
| Advance to suppliers | 1,183 | 587 |
| Prepayment | 346 | 353 |
| Others | 1,373 | 1,115 |
| | $5,035 | $4,999 |

## 6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

| | March 31, | |
|---|---|---|
| | 2006 | 2007 |
| At cost: | | |
| Land and buildings | $25,528 | $30,553 |
| Plant and machinery | 34,708 | 39,488 |
| Furniture, fixtures and equipment | 18,247 | 18,721 |
| Motor vehicles | 2,383 | 2,775 |
| Leasehold improvements | 5,237 | 5,305 |
| Total | 86,103 | 96,842 |
| Less: accumulated depreciation and amortization | (35,116) | (37,869) |
| Construction in progress | 7,299 | 1,184 |
| Net book value | $58,286 | $60,157 |

| Cost of land and buildings consist of the following: | | |
|---|---|---|
| Leasehold land and buildings (a) | $1,476 | $ - |
| Land use right of state-owned land and buildings erected thereon (b) | 17,067 | 24,911 |
| Long term leased land and buildings erected thereon (c) | 4,170 | 4,170 |
| Other buildings (d) | 2,815 | 1,472 |
| | $25,528 | $30,553 |

(U.S dollars in thousands, except per share data)

### 6. Property, Plant and Equipment - continued

(a) Leasehold land and buildings located in Hong Kong with lease terms of 50 years expiring in 2047 was disposed of in March 2007.

(b) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(c) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2007, the Company is not aware of any steps being taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(d) Other buildings represent factory premises and dormitory units located in China purchased by the Company with lease terms from 30 to 70 years expiring from 2018 to 2063.

### 7. Credit Facilities and Pledged Assets

The Company had maintained credit lines with various banks before and up to May 2006 representing trade acceptances, loans and overdrafts. At March 31, 2006 and 2007 total facilities provided by the banks were $1,285 and $nil, respectively, however, the Company had not utilized these lines. The maturities of these facilities were generally up to 90 days. Interest rates were generally based on the banks' prime lending rates and the credit lines were normally subject to annual review. There were no significant covenants or other financial restrictions relating to the Company's facilities except that at March 31, 2006 and 2007, cash of $649 and $nil, respectively, had been pledged as collaterals for the above facilities.

### 8. Goodwill

There were no impairment in goodwill for the years ended March 31, 2005, 2006 and 2007, respectively.

### 9. Other Accrued Liabilities

Other accrued liabilities consist of the following:

| | March 31, | |
|---|---|---|
| | 2006 | 2007 |
| Value added tax payable | $70 | $ - |
| Accrued expenses | 131 | 777 |
| Commission expenses | 217 | 254 |
| Others | 600 | 475 |
| | $1,018 | $1,506 |

## 10. Income Taxes

The components of income before income taxes and minority interests are as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Hong Kong | $80 | $4 | $(1) |
| China and others | 18,009 | 9,988 | 14,240 |
| | $18,089 | $9,992 | $14,239 |

### *Hong Kong*

The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax on its taxable income arising in or derived from Hong Kong.

### *China*

Enterprise income tax in China is generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

Jetcrown Industrial (Shenzhen) Limited ("Jetcrown Shenzhen") (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, Jetcrown Shenzhen has been approved as an "Export-oriented Enterprise" by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2004 and 2005. For the calendar year ended December 31, 2006, Jetcrown Shenzhen has not been approved as an "Export-oriented Enterprise" as the company has tax loss for the year. The applicable tax rate is 15%.

Dongguan Kwan Hong Electronics Company Limited ("Dongguan Kwan Hong") (a subsidiary of the Company) has been approved as a "High-tech Enterprise" by the local tax authority and enjoyed a lower national tax rate of 15%. Dongguan Kwan Hong has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption on national tax and a full exemption of local tax for the calendar years ended December 31, 2002, 2003 and 2004. For the calendar year ended December 31, 2005, the tax rate for Dongguan Kwan Hong was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ended December 31, 2006, Dongguan Kwan Hong has been approved as an "Export-oriented Enterprises" by the local tax authority and enjoyed a lower tax rate of 10%.

(U.S dollars in thousands, except per share data)

### 10. Income Taxes - continued

Jetcrown Industrial (Dongguan) Limited ("Jetcrown Dongguan") (a subsidiary of the Company) has revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC Tax Bureau during the year ended March 31, 2007 regarding the commencement year of exemption and the assessable profit amount. An amount of $450,000 additional income tax assessments which are likely to arise has been charged to the consolidation income statement for the year ended March 2007 for the taxable calendar years ended December 31, 2004, 2005 and 2006 and for the quarter ended March 31, 2007.

Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries in proportion to the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will be repayable to the Chinese tax authorities.

During the years ended March 31, 2005, 2006 and 2007, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, in another Chinese subsidiary, Jetcrown Dongguan totaling $nil, $173 and $nil, respectively.

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $719, $92 and $351 and the basic net income per share would have been lower by $0.05, $0.01 and $0.02 for the years ended March 31, 2005, 2006 and 2007 respectively, and diluted net income per share for the years ended March 31, 2005, 2006 and 2007 would have been lower by $0.05, $0.01 and $0.02, respectively.

On March 16, 2007, the National People's Congress of the People's Republic of China passed the new Enterprise Income Tax Law which will effect on January 1, 2008. The new law will replace the existing Income Tax Law on Enterprises with Foreign Investment and Foreign Enterprises, which applies to foreign enterprises, and Provision Regulations on the Enterprises in China, which applies to domestic enterprises. From January 1, 2008, the standard tax rate for all companies will be reduced from the current rate of 33% to 25%. However, for foreign enterprises, like the subsidiaries of the Company, that were established before the promulgation of the new Income Tax Law, a five-year transition period will apply. Since the Chinese government has not announced the implementation measures of the transitional policy, the Company is not able to make an estimate of the expected financial effect of the New Corporate Tax Law on its deferred tax assets and liabilities. However, it is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

### *Others*

Certain of the Company's income accrues in tax free jurisdictions and is not subject to any income taxes.

The provision for income taxes consists of the following:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Current tax | | | |
| - Hong Kong | $51 | $29 | $9 |
| - China | 540 | 238 | 615 |
| Deferred tax | (15) | (294) | 615 |
| | $576 | $(27) | $1,239 |

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Provision for income taxes at statutory tax rate in China | $4,884 | $2,698 | $3,837 |
| Effect of different tax rate in various jurisdictions | (219) | 6 | 212 |
| Tax holidays and concessions | (666) | 99 | (351) |
| Effect of income for which no income tax is chargeable | (3,459) | (2,853) | (3,007) |
| Increase in valuation allowances | - | - | 264 |
| Under provision of income tax in previous year | 34 | 8 | 273 |
| Others | 2 | 15 | 11 |
| Effective tax | $576 | $(27) | $1,239 |

The components of deferred income tax are as follows:

| | March 31, | |
|---|---|---|
| | 2006 | 2007 |
| Deferred tax asset: | | |
| Net operating loss carryforwards | $294 | $264 |
| Less: Valuation allowances | - | 264 |
| | 294 | - |
| Deferred tax liability: | | |
| Revenue recognized for financial reporting purpose before being recognized for tax purpose | - | (321) |
| Net deferred tax asset (liability) | $294 | $(321) |

(U.S dollars in thousands, except per share data)

## 11. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $981, $868 and $531 for the years ended March 31, 2005, 2006 and 2007, respectively.

At March 31, 2007, the Company was obligated under operating leases requiring minimum rentals as follows:

| Years ending March 31 | |
|---|---|
| 2008 | $112 |
| 2009 | 19 |
| Total minimum lease payments | $131 |

At March 31, 2007, the Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery totaling $770 and for purchase of plant and machinery and system upgrade project of our electronic & metallic division totaling $317 respectively, which are expected to be disbursed during the year ending March 31, 2008.

The Company has contracted with some building contractors to construct the Company's plastic factory plant in Dongguan, China. The budgeted costs of the whole project are estimated to be $36,443. At March 31, 2007, a total of $35,818 has been paid on the project and are recorded in property, plant and equipment.

## 12. Shareholders' Equity

On March 15, 2005, the Company completed a three-for-two stock split. No fractional shares were issued and 147 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

## 13. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was $310, $515 and $634 for the years ended March 31, 2005, 2006 and 2007, respectively. According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of $3 for each eligible employee) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2005, 2006 and 2007 amounted to $2, $nil and nil, respectively.

## 14. Stock Option Plan

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan.

At March 31, 2007, options to purchase an aggregate of 4,086,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

| | Year ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2006 | | 2007 | |
| | Number of stock options | Weighted average exercise price | Number of stock options | Weighted average exercise price | Number of stock options | Weighted average exercise price |
| Outstanding at beginning of the year | 1,724,250 | $10.74 | 669,000 | $14.10 | 644,000 | $14.10 |
| Granted during the year | - | - | - | - | 500,000 | 8.26 |
| Exercised during the year | (1,055,250) | 8.61 | (25,000) | 14.10 | (115,000) | 8.26 |
| Outstanding and exercisable at the end of the year | 669,000 | 14.10 | 644,000 | 14.10 | 1,029,000 | $11.91 |
| Range of exercise price per share | | $14.10 | | $14.10 | | $8.26 to $14.10 |

The weighed average fair value of options granted for the year ended March 31, 2007 was $1.64 per share. The total intrinsic value of options exercised during the years ended March 31, 2005, 2006 and 2007 was $7,838, $32 and $339, respectively. At March 31, 2007, the aggregated intrinsic value of options outstanding and exercisable was $1,305.

There were nil options forfeited or expired for the years ended March 31, 2005, 2006 and 2007. The weighted average remaining contractual life of the share options outstanding at March 31, 2007 was 7.52 years. At March 31, 2005, 2006 and 2007, there were nil , 500,000 and nil options available for future grant under the plans respectively.

(U.S dollars in thousands, except per share data)

## 15. Operating Risk

*Concentrations of Credit Risk and Major Customers* - A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2005, 2006 and 2007 are as follows:

| | Percentage of net sales Year ended March 31, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Line 6 Manufacturing | 14.9% | 14.5% | 15.1% |
| Digidesign, Inc. | 19.1% | 17.4% | 13.3% |
| VTech Telecommunications Limited | 12.1% | * | 12.7% |
| Peavey Electronic Corp. | * | * | 10.4% |
| Epson Precision (H.K.) Limited | 18.5% | 14.6% | * |

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic and metallic products.

Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2006 and 2007, respectively, are as follows:

| | Percentage of accounts receivable March 31, | |
|---|---|---|
| | 2006 | 2007 |
| Largest receivable balances | 59.4% | 57.8% |

There were bad debt expense of $28, $208 and $5 during the years ended March 31, 2005 and 2006 and 2007 respectively. There were provision for bad debts expenses of $nil, $970 and $270 during the years ended March 31, 2005, 2006 and 2007 respectively.

*Country risk* - The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

## 16. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

## 17. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2005, 2006 and 2007 are as follows:

(U.S dollars in thousands, except per share data)

## 17. Segment Information - continued

| | Year ended March 31, 2005 | | | 2006 | | | 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Net sales | Intersegment sales | Profit (loss) | Net sales | Intersegment sales | Profit (loss) | Net sales | Intersegment sales | Profit (loss) |
| **Segment:** | | | | | | | | | |
| Injection molded plastic parts | $61,519 | $1,877 | $10,967 | $49,429 | $1,152 | $4,521 | $59,587 | $150 | $10,554 |
| Electronic products | 60,472 | - | 6,660 | 66,563 | 1,926 | 7,282 | 77,970 | 2,969 | 3,551 |
| Metallic parts | 8,200 | 2,724 | 462 | 2,362 | - | (1,811) | 2,341 | - | 134 |
| **Segment total** | $130,191 | $4,601 | $18,089 | $118,354 | $3,078 | $9,992 | $139,898 | $3,119 | $14,239 |
| **Reconciliation to consolidated totals:** | | | | | | | | | |
| Sales eliminations | (4,601) | (4,601) | - | (3,078) | (3,078) | - | (3,119) | (3,119) | - |
| **Consolidated totals:** | | | | | | | | | |
| **Net sales** | $125,590 | $ - | | $115,276 | $ - | | $136,779 | $ - | |
| **Income before income taxes and minority interests** | | | $18,089 | | | $9,992 | | | $14,239 |

| | Year ended March 31, 2005 | | 2006 | | 2007 | |
|---|---|---|---|---|---|---|
| | Interest income | Interest expenses | Interest income | Interest expenses | Interest income | Interest expenses |
| **Segment:** | | | | | | |
| Injection molded plastic parts | $128 | $ - | $407 | $ - | $436 | $ - |
| Electronic products | 13 | 12 | 64 | - | 91 | - |
| Metallic parts | - | - | - | 6 | - | - |
| **Consolidated total** | $141 | $12 | $471 | $6 | $527 | $ - |

| | Year ended March 31, 2005 | | | 2006 | | | 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Identifiable assets | Capital expenditure | Depreciation and amortization | Identifiable assets | Capital expenditure | Depreciation and amortization | Identifiable assets | Capital expenditure | Depreciation and amortization |
| **Segment:** | | | | | | | | | |
| Injection molded plastic part | $94,707 | $15,232 | $3,550 | $89,622 | $6,156 | $3,844 | $93,633 | $7,080 | $4,064 |
| Electronic products | 36,072 | 1,479 | 968 | 33,796 | 555 | 993 | 45,108 | 595 | 903 |
| Metallic parts | 8,628 | 292 | 452 | 6,768 | 230 | 462 | 2,279 | 137 | 307 |
| **Segment totals** | $139,407 | $17,003 | $4,970 | $130,186 | $6,941 | $5,299 | $141,020 | $7,812 | $5,274 |
| **Reconciliation to consolidated totals:** | | | | | | | | | |
| Elimination of receivables from intersegments | (2,909) | - | - | (226) | - | - | (520) | - | - |
| Goodwill not allocated to segments | 478 | - | - | 710 | - | - | 710 | - | - |
| **Consolidated totals** | $136,976 | $17,003 | $4,970 | $130,670 | $6,941 | $5,299 | $141,210 | $7,812 | $5,274 |

## 17. Segment Information - continued

The Company's sales are coordinated through the Macau subsidiaries and a breakdown of sales by destination is as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Net sales | | | |
| China | $56,311 | $43,220 | $53,573 |
| United States of America | 50,837 | 56,514 | 57,968 |
| Hong Kong | 1,001 | 3,409 | 4,670 |
| Europe | 13,733 | 8,098 | 15,350 |
| Others | 3,708 | 4,035 | 5,218 |
| Total net sales | $125,590 | $115,276 | $136,779 |

The location of the Company's identifiable assets is as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Hong Kong and Macau | $49,626 | $41,933 | $41,749 |
| China | 86,872 | 88,027 | 98,751 |
| Total identifiable assets | $136,498 | $129,960 | $140,500 |
| Goodwill | 478 | 710 | 710 |
| Total assets | $136,976 | $130,670 | $141,210 |

# DIRECTORS AND MANAGEMENT

**Directors**

**RICHARD LAU**
Chairman

**C. P. LI**
Executive Director

**C. W. LEUNG**
Executive Director

**ALLEN Y. C. CHAM**
Non-executive Director
and Chairman of Audit Committee

**H. H. LEUNG**
Non-executive Director
and member of Audit Committee

**W. K. HUI**
Non-executive Director
and member of Audit Committee

**Management**

**FRANKI TSE**
Chief Executive Officer

**ELIZA PANG**
Chief Financial Officer

**S. K. LEE**
Director of Administration and Marketing
(Electronic & Metallic Operations)

**M. C. TAM**
Director of Engineering and Manufacturing
(Electronic & Metallic Operations)

**W. Y. KAM**
General Manager
(Plastic Operations)

**MICHAEL YEM**
Director of Marketing
(Plastic Operations)

**KATSUHIRO YAMANE**
Director of Marketing
(Plastic Operations)

**WILLIAM SONG**
Director of Marketing
(Plastic Operations)

**S. Y. TANG**
Director of Marketing
(Export Mold)

**MORIMOTO KENJI**
Director of Business Development & Support

**ALBERT CHEUNG**
General Manager
(Electronic & Metallic Operations)

**EDWARD SO**
Director of Marketing
(Electronic & Metallic Operations)

**NICHOLAS LEE**
General Manager
(Distribution Operations)

# INVESTORS' INFORMATION

**Registered Office**
Deswell Industries, Inc.
Harneys Corporate Services Limited
(formerly named H.W.R. Services Limited)
Registered Agent
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

**Corporate Website**
http://www.deswell.com

**Corporate Office**
Deswell Industries, Inc.
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

**Macao Subsidiaries Office**
Jetcrown Industrial
(Macao Commercial Offshore) Limited
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

Kwanasia Electronics
(Macao Commercial Offshore) Limited
17E Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2737
Fax: (853) 2832-3196
http://www.kwanasia.com

**PRC Subsidiaries**
Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houjie Town, Dongguan, China
Tel: (86) 769-8582-0406
Fax: (86) 769-8582-0407

Dongguan Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-8553-7201
Fax: (86) 769-8553-9301

Shenzhen Kwan Wing Trading Company Limited
16B, Shenzhen Development Bank Building
No.171 Tao Yuan Lu,
Nanshan District, Shenzhen, China
Tel: (86) 755-2656-8488
Fax: (86) 755-2656-8555

**Shareholders' Meeting**
The Annual Meeting of Shareholders will be held at 3:00 p.m. on October 9, 2007 at the Four Seasons Hotel at 57 East 57th Street, New York 10022, U.S.A.

**Stock Listing**
The common shares of Deswell Industries, Inc., are traded on the Nasdaq Global Market System under the stock symbol "DSWL".

**Transfer Agent and Registrar**
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Trust Company, N.A.
(formerly named U.S. Stock Transfer Corporation)
1745 Gardena Avenue
Glendale, CA 91204-2991, U.S.A.
Tel: (818) 502-1404
Fax: (818) 502-0674

**Investor Relations Consultant**
Institutional Marketing Services, Inc.
51 Locust Avenue
Ste. 304
New Canaan, CT 06840, U.S.A.
Tel: (203) 972-9200
Fax: (203) 966-2198
Email: jnesbett@institutionalms.com

**SEC Counsel**
Kirkpatrick & Lockhart Preston Gates Ellis LLP
10100 Santa Monica Boulevard
7th Floor
Los Angeles, CA 90067-4104, U.S.A.
Tel: (310) 552-5000
Fax: (310) 552-5001

**Auditors**
BDO MaCabe Lo Limited
Hong Kong

**Principal Bank**
The Hongkong and Shanghai Banking Corporation Limited

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC..

Date September 11, 2007

By: /s/ Eliza Y. P. Pang
Name: Eliza Y. P. Pang
Title: Chief Financial Officer

END